                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                    Pursuant to Rule 14a-6 promulgated under the
                                     Securities Exchange Act of 1934, as amended


                                            Subject Company: Wood Alliance, Inc.
                      iPrint Technologies, inc.'s Exchange Act File No.: 0-29733


Contact: Sonya Chan
          Director of Communications
          iPrint Technologies
          SChan@iPrint.com
          ----------------
          650.298.8500, ext. 2581

FOR IMMEDIATE RELEASE
---------------------

                 iPRINT ANNOUNCES Q3 RESULTS, TOPS CONSENSUS EPS
                                    ESTIMATE

              Merger with Wood Associates Approved by Stockholders

(Redwood City, CA - October 29, 2001) - iPrint Technologies, inc. (NASDAQ:
IPRT), the leading online printing technology and infrastructure provider, today announced revenues of $1.6 million for the third fiscal quarter of 2001. Pro forma net loss for the third quarter was $3.4 million, or $0.11 per share, compared with a pro forma net loss of $3.5 million, or $0.12 per share, in the second quarter of 2001, and a pro forma net loss of $6.7 million, or $0.23 per share, in the third quarter of 2000.

On a comparative basis, the pro forma net loss for the third quarter beat the unrevised First Call consensus estimate of a net loss of $0.13 per share by $0.02. Pro forma net loss and pro forma net loss per share excludes non-cash compensation charges and corporate restructure costs.

"In Q3, we put energy into reorganizing in preparation for our merger with Wood Associates," stated Royal P. Farros, Chairman and CEO of iPrint Technologies, inc. "We are pleased to say that iPrint and Wood shareholders have approved the merger and the transaction should close within the week. We expect to see a big jump in Q4 revenues as a result."

On October 25, 2001, iPrint announced that its stockholders had approved a proposal for iPrint to merge with Wood Associates, one of the leading suppliers of custom imprinted promotional items and marketing programs to the Fortune 1000. With 19 offices nationwide, Wood Associates services over 200 Fortune 1000 enterprise customers, including AOL Time Warner, BP, Charles Schwab, and Compaq.

"We've already begun making sweeping changes within our organization, particularly in our sales and operating infrastructures where we believe we will see a lot of leveraged operating benefits and cost savings," continued Farros. "With Wood's presence in the Fortune 1000, this combination gives iPrint Technologies a much stronger base to service the enterprise marketplace."

Cash, short-term investments and short-term restricted cash totaled $12.0 million as of September 30, 2001, compared to $18.2 million as of June 30, 2001. Including secured, long-term notes payable to the company on demand as of September 30, 2001, the total is $12.9 million compared to $19.1 million as of June 30, 2001. As of September 30, 2001, there were approximately 30.2 million shares of common stock outstanding.

"In addition to the infrastructure changes we're making, our executive team will be taking a 10% salary reduction and we'll be suspending any executive cash bonus programs from the merger date throughout

Q4," added Farros. "We will also implement a mandatory time-off policy for appropriate personnel through the Thanksgiving and year-end holiday weeks. We will continue these and other aggressive cost-cutting activities--while simultaneously focusing on just the strongest areas of our business--until we achieve our most important goal: Profitability."

Other Third Quarter Highlights

 .    Gross margin was 37% compared to 31% in Q3 2000.

 .    Performed additional cost cutting actions at the end of Q3, including reducing headcount from 80 at the end of Q2 2001 to 68 at the end of Q3 2001 and vacating the Menlo Park, CA facility.

 .    Delivered proxy statement/prospectus to shareholders with detailed information about the proposed merger transaction with Wood Associates.

 .    Executed Strategic Development Agreement with Wood Associates that allowed
     iPrint to begin integrating technology platforms while awaiting shareholder approval.

Financial Guidance

Previous guidance contemplated the merger transaction being concluded by the end of Q3. The merger is now expected to be consummated on October 31, 2001. As a result, the company believes fourth quarter operating results will include two months of joint operation, not three. On a pro forma basis, the company believes revenues will be up significantly in Q4 to $8 million as compared to $1.6 million in Q3 and loss per share will remain flat to slightly higher as compared with Q3.

Because of the delayed merger timing, the company is revising annual guidance to $15.5 million as compared to previous low end guidance of $22.5 million and a pro forma net loss per share of $0.52-$0.55 as compared to $0.45-$0.50.

The company believes it has appropriate cash reserves to reach profitability.

Conference Call

iPrint's Senior Management will host its third quarter earnings conference call today, October 29, 2001, at 2:30 p.m. PST. Interested parties will find a live Web cast and replay of the call at http://www.iPrint.com on the "Investor
                                   ---------------------
Relations" page. A transcript of the Q3 2001 conference call will also be made available at that location.

About iPrint

Founded in 1996, iPrint (NASDAQ: IPRT) is the leading online printing technology and infrastructure provider. iPrint creates technology that improves the print-buying process, serving such companies as 3M, OfficeMax, Microsoft, and Intel. iPrint's technology integrates into e-procurement platforms, streamlining the cost of ordering professional printing and improving the overall ROI of e-procurement efforts. iPrint's technology also powers the award-winning, branded Web site, iPrint.com, which offers SOHO customers convenience and significant cost savings on professionally printed products. iPrint has been distinguished with the Inc./Cisco Technology Award, an "Innovation in Print" award by CAP Ventures, and named the #15 top eBusiness by InformationWeek. iPrint can be reached at http://www.iPrint.com.
                         ---------------------
(Sources: PC Data Online, Top Monthly E-Tailers Reports and Top Monthly Sites Reports; CAP Ventures, Research; BizRate.com, Customer Certified Ratings; Keynote.com, 2000.)

iPrint is a registered trademark of iPrintTechnologies, inc. Other marks are property of their respective owners.

Caution applicable under certain SEC rules

Security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed business combination with Wood Associates because it contains important information about the transaction. The proxy statement/prospectus has been filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by iPrint with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.

This press release contains "forward looking statements" as that term is used in
Section 21E of the Securities Exchange Act of 1934, as amended, relating to the closing of the merger between iPrint Technologies, inc. and Wood Associates. These forward looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those stated or implied by our forward looking statements. Among these risks and uncertainties are the risks that conditions to the merger which are described in the joint proxy statement/prospectus on file with the SEC are not fulfilled and are not waived, such that the merger does not occur or is delayed.

This press release also contains "forward looking statements" (as that phrase is used in Section 21E of the Securities Exchange Act of 1934) relating to iPrint's forecast of financial results, business relationships, and efforts to achieve profitability. Forward-looking statements are denoted by such phrases as "will see a lot of leveraged operating benefits and cost savings," "will be taking a 10% salary reduction and we'll be suspending any executive cash bonus programs," "will also implement a mandatory time-off policy for appropriate personnel through the Thanksgiving and year-end holiday weeks," "will continue these and other aggressive cost-cutting activities," "will include two months of joint operation, not three," "revenues will be up significantly in Q4 to $8 million," "loss per share will remain flat," "will host its third quarter earnings conference call today," "will also be made available," "expects," "believes," and other similar words and expressions that look to future events and performance, including references to benefits of the Wood merger, a future event.

These types of statements address matters that are subject to risks and uncertainties which could cause actual results to differ materially from those stated or implied in this press release. These risks and uncertainties include, but are not limited to, the risk of delays or unanticipated costs in integrating iPrint Technologies and Wood Associates, the risk of lower than expected customer orders, competitive factors including pricing pressures, technological developments and products offered by competitors, technological difficulties or resource constraints encountered in developing new products, failure to provide a timely flow of competitive new products or lack of market acceptance of those products, disruption of partner or customer business relationships, and other risks associated with Web-based business such as defects, interruptions and failures related to computer and telecommunications infrastructure.

In addition, all of iPrint's forward-looking statements should be considered in the context of other risk factors discussed in our SEC filings, including our most recent Form 10-Q, as well as our Form 10-K for the year ended December 31, 2000, available for viewing on our Web site. (To access this, please click on "Investor Relations," "SEC Filings.")

                                      # # #
                            iPrint Technologies, inc.
                            Statements of Operations
                    (In thousands, except per share amounts)
                                   (Unaudited)

                                                                        Three Months Ended          Nine Months Ended
                                                                           September 30,              September 30,
                                                                      ------------------------   -----------------------
                                                                       2001             2000          2001        2000
                                                                      ------------------------   -----------------------
Revenues:
   Printed products                                                     $  1,582     $  4,728     $  6,992     $ 11,905
   Other                                                                      42          227          281          631
                                                                        ---------------------     ---------------------
Total revenues                                                             1,624        4,955        7,273       12,536

Cost of sales:
   Printed products                                                        1,026        3,437        4,623        8,936
   Other                                                                    --              5         --             37
                                                                        ---------------------     ---------------------
Total cost of sales                                                        1,026        3,442        4,623        8,973

   Research and development                                                1,156        1,418        4,120        4,895
   Sales and marketing                                                     1,648        5,979        7,453       21,829
   General and administrative                                              1,322        1,697        4,332        5,596
   Amortization of deferred compensation                                     291          500         (126)       1,649
   Corporate restructuring costs
                                                                             985         --          1,379         --
                                                                        ---------------------     ---------------------
Total operating expenses                                                   5,402        9,594       17,158       33,969

Loss from operations                                                      (4,804)      (8,081)     (14,508)     (30,406)

Other income, net                                                            170          719          968        1,639
                                                                        ---------------------     ---------------------
Net loss                                                                $ (4,634)    $ (7,362)    $(13,540)    $(28,767)
                                                                        =====================     =====================
Basic and diluted net loss per share
                                                                        $  (0.15)    $  (0.25)    $  (0.45)    $  (1.17)
                                                                        =====================     =====================
Shares used to calculate basic and diluted net
   loss per share                                                         30,235       30,034       30,180       24,606
                                                                        =====================     =====================
Pro forma net loss per share:

Pro forma net loss excluding amortization of deferred
   compensation and corporate restructuring costs                       $ (3,358)    $ (6,862)    $(12,287)    $(27,118)
                                                                        =====================     =====================
Pro forma basic and diluted net loss per share
   excluding amortization of deferred compensation and corporate
   restructuring costs                                                  $  (0.11)    $  (0.23)    $  (0.41)    $  (1.10)
                                                                        =====================     =====================
Pro forma net loss excluding depreciation and amortization,
   amortization of deferred compensation, and corporate
   restructuring costs                                                  $ (2,824)    $ (6,306)    $(10,736)    $(25,614)
                                                                        =====================     =====================
Pro forma basic and diluted net loss per share excluding
   depreciation and amortization, amortization of deferred
   compensation and corporate restructuring costs                       $  (0.09)    $  (0.21)    $  (0.36)    $  (1.04)
                                                                        =====================     =====================

                            iPrint Technologies, inc.
                                Balance Sheets
                                 (In thousands)

                                                               September 30,   December 31,
                                                                   2001            2000
                                                               -------------   ------------
                                                                (Unaudited)
                                       Assets
Current assets:
     Cash and cash equivalents                                     $  7,090      $ 19,283
     Short-term investments                                           4,602         7,888
     Restricted cash                                                    356           356
     Accounts and other receivables, net                              2,156         1,874
     Prepaid expenses and other current assets                          515           412
                                                                   --------      --------
            Total current assets                                     14,719        29,813


Property and equipment, net                                           2,657         4,070

Deposits and other assets                                             2,761           205
                                                                   --------      --------
                                                                   $ 20,137      $ 34,088
                                                                   ========      ========


                      Liabilities and Stockholders' Equity

Current liabilities:
     Accounts payable                                              $  1,934      $  2,509
     Accrued liabilities                                              2,920         2,546
      Current portion of bank borrowings and capital lease                6           196
                                                                   --------      --------
            Total current liabilities                                 4,860         5,251

Noncurrent portion of loan and lease                                      8            12

Commitments

Stockholders' equity:
     Common stock and additional paid-in capital                     81,710        83,292
     Notes receivable from stockholders                                (317)         (655)
     Deferred compensation, net                                        (739)       (1,950)
     Accumulated deficit                                            (65,402)      (51,862)
     Accumulated other comprehensive income                              17            --
                                                                   --------      --------
Total stockholders' equity                                           15,269        28,825
                                                                   --------      --------
                                                                   $ 20,137      $ 34,088
                                                                   ========      ========